SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)

HIGHLANDS INSURANCE GROUP, INC. ____________________________________________________________________________ (Name of Issuer)

Common Stock, par value $0.01 per share ____________________________________________________________________________ (Title of Class of Securities)

431032101 ____________________________________________________________________________ (CUSIP Number)

December 31, 2001 ____________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

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CUSIP No. 431032101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blavin & Company, Inc. (Tax I.D.: 061433471)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON* CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 431032101	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul W. Blavin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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AMENDMENT NO. 2 TO SCHEDULE 13G

          This Amendment No. 2 to Schedule 13G (the "Schedule 13G") relating to the common stock of Highlands Insurance Group, Inc., a Delaware corporation ("Highlands"), is being filed with the Securities and Exchange Commission as an amendment to the initial statement on Schedule 13G filed with the Commission on February 10, 2000, as amended by Schedule 13G/A Amendment No. 1, filed with the Commission on February 7, 2001. This statement is being filed by Blavin & Company, Inc., a Delaware corporation ("BCI"), and its principal, Paul W. Blavin.

          This Schedule 13G relates to shares of common stock of Highlands Insurance Group, Inc. purchased by BCI for the accounts of four institutional clients for which BCI acts as investment advisor. The original Schedule 13G is hereby amended and supplemented as follows:

Item 4	Ownership.
(a) Amount beneficially owned: 0
(b) Percent of class: 0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: None
Item 5	Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated January 24, 2001 between BCI and Mr. Blavin.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:   February 8, 2002

BLAVIN & COMPANY, INC.
By:	/s/ Paul W. Blavin _______________________________ Paul W. Blavin Chief Executive Officer

/s/ Paul W. Blavin _______________________________________ Paul W. Blavin

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